Filed Pursuant to Rule 433 of the Securities Act

Registration No. 333-256668

June 1, 2021

PRICING TERM SHEET

ENERGY TRANSFER LP

$900,000,000.00 6.500% Series H Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $1,000.00 per unit) (“Series H Preferred Units”)

Issuer:	Energy Transfer LP
Trade Date:	June 1, 2021
Settlement Date (T+10):	June 15, 2021. We expect that delivery of the Series H Preferred Units will be made to investors on or about June 15, 2021, which will be the tenth business day following the date hereof (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series H Preferred Units on any date prior to two business days before delivery will be required, by virtue of the fact that the Series H Preferred Units initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Series H Preferred Units who wish to trade the Series H Preferred Units on any date prior to two business days before delivery should consult their advisors.
Ranking:

The Series H Preferred Units will rank:

senior to our common units, Class A Units, Class B Units, General Partner Interest, and to each other class or series of limited partner interests or other equity securities established after the original issue date of such Series H Preferred Units that is not expressly made senior to or on parity with such Series H Preferred Units as to the payment of distributions and amounts payable on a liquidation event;

on parity with each of our 6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units, 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units, and each other and any class or series of limited partner interests or other equity securities established after the original issue date of such Series H Preferred Units with terms expressly providing that such class or series ranks on parity with each of such Series H Preferred Units as to the payment of distributions and amounts payable upon a liquidation event;

junior to any class or series of limited partner interests or equity securities established after the original issue date of such Series H Preferred Units with terms expressly made senior to such Series H Preferred Units as to the payment of distributions and amounts payable upon a liquidation event; and

junior to all of our existing and future indebtedness and other liabilities with respect to assets available to satisfy claims against us.

Number of Series H Preferred Units:	900,000 Series H Preferred Units.
Public Offering Price:	$1,000.00 per Series H Preferred Unit; $900,000,000.00 total for the Series H Preferred Units.

Security Ratings (Moody’s / S&P / Fitch)*:	Ba2 / BB / BB
Underwriting Discount:	$12.50 per Series H Preferred Unit.
Maturity Date:	Perpetual (unless redeemed by the Issuer during a Redemption Period (as defined below) or in connection with a Rating Event (as defined below)).
Liquidation Preference:	$1,000.00 plus accumulated and unpaid distributions (subject to adjustment for any splits, combinations or similar adjustments to the Series H Preferred Units).
Distribution Payment Dates and Record Dates:	Semi-annually in arrears on the 15th day of May and November of each year, commencing on November 15, 2021 (each a “Distribution Payment Date”) to holders of record as of the close of business on the first Business Day (as defined below) of the month in which the applicable Distribution Payment Date occurs. A pro-rated initial distribution on the Series H Preferred Units will be payable on November 15, 2021 in an amount equal to approximately $27.08 per Series H Preferred Unit. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions.
Distribution Rate:	The initial distribution rate for the Series H Preferred Units from and including the date of original issue to, but excluding November 15, 2026 (the “First Reset Date”), will be a rate equal to 6.500% per annum of the $1,000.00 liquidation preference per Series H Preferred Unit (equal to $65.00 per Series H Preferred Unit per annum). On and after the First Reset Date, the distribution rate on the Series H Preferred Units for each Reset Period (as defined below) will equal a percentage of the $1,000 liquidation preference equal to the Five-year U.S. Treasury Rate (as defined below) as of the most recent Reset Distribution Determination Date (as defined below), plus a spread of 5.694% per annum.
Optional Redemption:

At any time within 120 days after the conclusion of any review or appeal process instituted by the Issuer following the occurrence of a Rating Event, the Issuer may, at its option, redeem the Series H Preferred Units in whole, but not in part, at a redemption price payable in cash per Series H Preferred Unit, equal to $1,020 (102% of the liquidation preference of $1,000.00) plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date fixed for redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose and would be subject to compliance with the provisions of the instruments governing the Issuer’s outstanding indebtedness.

During any Redemption Period, the Issuer may, at its option, redeem, in whole or in part, on one or more occasions, the Series H Preferred Units at a redemption price payable in cash of $1,000.00 per Series H Preferred Unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose and would be subject to compliance with the provisions of the instruments governing the Issuer’s outstanding indebtedness. The Issuer must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption. The Issuer may undertake multiple partial redemptions.

CUSIP / ISIN:	29273V AN0 / US29273VAN01
Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC PNC Capital Markets LLC Truist Securities, Inc.

Co-Managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

No Listing:	The Issuer does not intend to apply for the listing of the Series H Preferred Units on any securities exchange.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Additional Definitions

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the States of Texas or New York shall not be regarded as a Business Day.

“Equity Credit” for the purposes of the Series H Preferred Units means the dollar amount or percentage in relation to the stated liquidation preference amount of $1,000.00 per Series H Preferred Unit assigned to the Series H Preferred Units as equity, rather than debt, by a Rating Agency in evaluating the capital structure of an entity.

“Five-Year U.S. Treasury Rate” means, as of any Reset Distribution Determination Date, the average of the yields on actively traded United States Treasury securities adjusted to constant maturity, for five-year maturities, for the most recent five business days appearing under the caption “Treasury Constant Maturities” in the most recent H.15. If the Five-Year U.S. Treasury Rate cannot be determined pursuant to the method described above, a calculation agent appointed by the Company (the “Calculation Agent”), after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the Five-Year U.S. Treasury Rate, will determine the Five-Year U.S. Treasury Rate in its sole discretion, provided that if the Calculation Agent determines there is an industry-accepted successor Five-Year U.S. Treasury Rate, then the Calculation Agent will use such successor rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the business day convention and the Reset Distribution Determination Date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the Five-Year U.S. Treasury Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

“H.15” means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the Federal Reserve Board, and “most recent H.15” means the H.15 published closest in time but prior to the close of business on the applicable Reset Distribution Determination Date.

“Rating Agency” means any nationally recognized statistical rating organization (within the meaning of Section 3(a)(62) of the Exchange Act) that publishes a rating for the Issuer (or its successors).

“Rating Event” means a change by any Rating Agency to the Equity Credit criteria for securities such as the Series H Preferred Units, as such criteria are in effect as of the original issue date of the Series H Preferred Units (the “Current Criteria”), which change results in (i) any shortening of the length of time for which the Current Criteria are scheduled to be in effect with respect to the Series H Preferred Units, or (ii) a lower Equity Credit being given to the Series H Preferred Units than the Equity Credit that would have been assigned to the Series H Preferred Units by such Rating Agency pursuant to its Current Criteria.

“Redemption Period” means any period from and including the August 15 immediately preceding a Reset Date through and including such Reset Date.

“Reset Date” means the First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

“Reset Distribution Determination Date” means, in respect of any Reset Period, the day falling two Business Days prior to the beginning of such Reset Period.

“Reset Period” means the period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

Addition to Selling Restrictions beginning on page S-43 in the Preliminary Prospectus Supplement dated June 1, 2021. related to this offering:

In addition to the selling restrictions for prospective investors beginning on page S-43 in the Preliminary Prospectus Supplement dated June 1, 2021, the following selling restriction also applies to the Series H Preferred Units:

Notice to Prospective Investors in Switzerland

This prospectus supplement is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus supplement is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The Series H Preferred Units are not being offered to the public in Switzerland, and neither this prospectus supplement, nor any other offering materials relating to the Series H Preferred Units may be distributed in connection with any such public offering. We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, the Series H Preferred Units may not be offered to the public in or from Switzerland, and neither this prospectus supplement, nor any other offering materials relating to the Series H Preferred Units may be made available through a public offering in or from Switzerland. The Series H Preferred Units may only be offered and this prospectus supplement may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

General

All information (including financial information) presented in the preliminary prospectus supplement filed by the Issuer on June 1, 2021 for this Series H Preferred Units offering (the “Preferred Units Preliminary Prospectus Supplement”) is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series H Preferred Units and is not soliciting an offer to buy the Series H Preferred Units in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a base prospectus) and the Preferred Units Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Preferred Units Preliminary Prospectus Supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: J.P. Morgan Securities LLC at 1-212-834-4533, Mizuho Securities USA LLC at 1-866-271-7403, PNC Capital Markets LLC at 1-855-881-0697 or Truist Securities, Inc. at 1-800-685-4786.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.